Exhibit 12.01

COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

SOUTHWESTERN PUBLIC SERVICE COMPANY
AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES
(not covered by Report of Independent Public Accountants)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$100,178	$86,136	$133,634	$117,245	$201,275
Add fixed charges	54,189	53,528	54,476	54,912	57,276
Earnings as defined	$154,367	$139,664	$188,110	$172,157	$258,551
Fixed Charges:
Interest charges	$54,189	$53,528	$48,304	$47,062	$49,426
Distributions on redeemable preferred securities of subsidiary trust	—	—	6,172	7,850	7,850
Total	$54,189	$53,528	$54,476	$54,912	$57,276
Ratio of earnings to fixed charges	2.8	2.6	3.5	3.1	4.5